BMS CAPITAL ADVISORY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

1. **ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

    Organization — BMS Capital Advisory, Inc. (the "Company") is a wholly owned subsidiary of BMS US Holdings, Inc. (the "Parent"). The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on August 12, 2013, and was approved by the SEC and FINRA as a broker-dealer on July 29, 2014, whereby the Company commenced operations as a broker-dealer.

    Nature of Operations — Pursuant to the Membership Agreement entered into by the Company and FINRA on July 25, 2014, the Company is authorized to engage in the following activities: (i) advise on and facilitate private placements of insurance-linked securities; (ii) advise on and facilitate mergers and acquisitions of insurance companies; and (iii) act on a best-efforts basis as a selling group member engaged in offerings involving corporate securities other than mutual funds.

    The Company is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i).

    Use of Estimates — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the year presented. Actual results could differ from management's estimates.

    Private Placement Fee Revenues — Private placement fees are recognized as income when the services are performed as defined in the respective engagement letters. This is typically at the point of execution of the placement between the buyers and sellers at which time the fees are due and paid to the Company.

    Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2015, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

    Income Taxes — The Company files a consolidated federal income tax return as part of a consolidated group and will also file state income tax returns either on a stand-alone basis or as part of a consolidated group, as required. The Company calculated the provision for income taxes on a stand-alone basis. The Company accounts for income taxes under the asset and liability method under ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a

change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

The Company follows ASC 740-10, *Income Taxes* ("ASC 740-10"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* – Provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most current revenue recognition guidance. The standard is effective for entities for annual and interim periods beginning after December 15, 2017, as deferred by ASU 2015-14. Early application is permitted to annual reporting periods beginning after December 15, 2016. The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The Company is still evaluating the impact that this standard may have on its revenue policy and financial reporting. With the exception of the pending adoption of this new revenue standard, the Company does not anticipate that application of recently issued, but not yet effective, accounting pronouncements will have significant effects on future financial reporting.

2. RELATED PARTY TRANSACTIONS

The Company and BMS Intermediaries, Inc. (the "Affiliate"), an affiliated entity, have entered into an Expense Sharing Agreement ("ESA"), whereby the Affiliate provides personnel, office space, furniture and equipment, IT and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services. The Company does not pay for these expenses, and only pays to the Affiliate its proportionate share of staff costs of associated persons as defined in the ESA.

Based on the relationship discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

During 2015 the Company issued 900 of its 1,000 authorized shares no par value common stock to BMS US Holdings, Inc. for a purchase price of $1 per share.

3. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company maintains bank account with balances that can exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well capitalized banks which it monitors. The Company's exposure to credit risk associated with counterparty nonperformance on such financial instruments is limited to the amounts reflected on the statement of financial condition.

The Company's receivable of $100,000 as of December 31, 2015 is attributable to a single customer.

4. **INCOME TAXES**

The components of the deferred income tax assets as of December 31, 2015 are as follows:

Current Deferred tax asset:		
State net operating loss carryforward	$	1,797
Less: valuation allowance		(1,797)
Total	$	-

In assessing the realization of deferred tax assets, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2015, a valuation allowance of $1,797 has been recognized for deferred tax assets related to state net operating losses.

Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require disclosure in or adjustment to the statement of financial condition.

5. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, results of its operations or cash flows. As of December 31, 2015, management is not aware of any commitments or contingencies that could have a material impact on the statement of financial condition.

6. **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined.

At December 31, 2015, the Company had net capital, as defined, of $311,937, which was $306,937 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 8.73% at December 31, 2015.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure.

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